

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2017

Kai Haakon E. Liekefett, Esq.
Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, New York 10103-0040

> **Re:** **Magicjack Vocaltec Ltd.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 13, 2016**
> **File No. 0-27648**

Dear Mr. Liekefett:

We have reviewed the filing above and your response letter dated January 13, 2017, and we have the following additional comments.

General

1. We note your response to prior comment 1. Please revise the disclosure to provide additional detail regarding why the Company determined that the information provided to the Company in Carnegie's proposal did not meet the requirements of the Companies Law and was invalid as a matter of law.

2. We note your response to prior comments 2 and 5 and are unable to agree that the date of the annual meeting is October 7, 2016 and not February 28, 2017. We reissue both comments.

* * *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions